Exhibit 99.3

PRESS RELEASE

Integrated Power in Germany: TotalEnergies joins RWE in
two offshore wind projects

Paris, October 7, 2024 – TotalEnergies has signed an agreement with RWE to acquire a 50% stake in two offshore wind projects in the North Sea. These two projects, N-9.1 (2 GW) and N9.2 (2 GW), located 110 km off the German coast, were awarded to RWE in August 2024 and have 25-year licenses extendable to 35 years.

This acquisition will add to our already awarded N-12.1, N-11.2 and O-2.2 concessions, which should enable TotalEnergies to benefit from the synergies of its 6.5 GW German offshore wind hub and optimize its construction and operation costs.

“We are pleased to strengthen our ties with RWE, a key player in renewables and our partner in OranjeWind project in the Netherlands. This new partnership contributes to our integrated development in the German electricity market, the largest in Europe, and will enable TotalEnergies to provide green electrons to decarbonize the country’s electricity and industry,” said Olivier Jouny, SVP Renewables at TotalEnergies.

“We are delighted to welcome TotalEnergies onboard as our partner in the delivery of these large-scale offshore wind projects in our home market of Germany. As a trusted partner in our Dutch offshore wind project OranjeWind, TotalEnergies shares our ambition to further drive the growth of offshore wind energy to accelerate the energy transition in Germany and beyond. Our RWE teams will bring their many years of experience in the offshore wind industry and in-depth knowledge of the offshore wind industry to successfully develop and build the two wind farms,” said Sven Utermöhlen, CEO of RWE Offshore Wind.

Preliminary studies on the marine environment, subsoil, and wind and oceanographic conditions have already been conducted by the German Federal Maritime and Hydrographic Agency (BSH). This data will help RWE and TotalEnergies to plan the construction of the parks, which are scheduled to be commissioned in 2031 and 2032, respectively.

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TotalEnergies and electricity

As part of its ambition to get to net zero by 2050, TotalEnergies is building a world class cost-competitive portfolio combining renewables (solar, onshore and offshore wind) and flexible assets (CCGT, storage) to deliver clean firm power to its customers. By mid-2024, TotalEnergies’ gross renewable electricity generation installed capacity reached 24 GW. TotalEnergies will continue to expand this business to reach 35 GW in 2025 and more than 100 TWh of net electricity production by 2030.

TotalEnergies and offshore wind

TotalEnergies’ portfolio in offshore wind has a total capacity of more than 17 GW, with most farms bottom-fixed. These projects are located in the United Kingdom (Seagreen, Outer Dowsing, West of Orkney, Erebus), South Korea (Bada), Taiwan (Yunlin, Haiding 2), France (Eolmed), the United States (Attentive Energy and Carolina Long Bay), in the Netherlands (OranjeWind), in Germany (Nordsee Energies 1 & 2, Ostsee Energies, N-9.1 and N-9.2).

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).